Vast Renewables Limited Receives Expected Nasdaq Non-Compliance Notices

SYDNEY, March 12, 2025--Vast Renewables Limited (“Vast”) (Nasdaq: VSTE), a renewable energy company specializing in concentrated solar thermal power (“CSP”) energy systems that generate zero-carbon, utility-scale electricity and industrial process heat, today announced that on March 6, 2025, it received a notification (the “MVLS Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with the requirement for continued listing to maintain a minimum Market Value of Listed Securities (“MVLS”) of $35,000,000, as set forth in Nasdaq Listing Rule 5550(b)(2) (the “MVLS Requirement”) and that on March 10, 2025, the Company received a second notice (the “Minimum Price Notice”) from Nasdaq stating that the Company is not in compliance with the requirement for continued listing to maintain a minimum bid price of at least $1 per share, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Price Requirement”).
Together and separately, the notices have no immediate effect on the listing of the Company’s ordinary shares (the “Ordinary Shares”), which continue to trade on Nasdaq under the symbol “VSTE.”
The MVLS Notice provided that, in accordance with Nasdaq Listing Rules 5810(c)(3)(C), the Company has a period of 180 calendar days from the date of the Notice, or until September 2, 2025, to regain compliance with the MVLS Requirement. During this period, the Ordinary Shares will continue to trade on Nasdaq. Nasdaq will deem the Company to have regained compliance with the MVLS Requirement if at any time during this compliance period the Company’s MVLS closes at $35,000,000 or more for a minimum of ten consecutive business days.
In the event the Company does not regain compliance with the MVLS Requirement by September 2, 2025, the Company will receive written notification from Nasdaq that the Company’s Ordinary Shares are subject to delisting. The Company is reviewing its options for regaining compliance with the MVLS Requirement. There can be no assurance that the Company will be able to regain compliance with the MVLS Requirement in a timely fashion, in which case its securities may be delisted from Nasdaq.
Separately, the Minimum Price Notice provided that, in accordance with Nasdaq Listing Rules 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of the Notice, or until September 8, 2025, to regain compliance with the Minimum Price Requirement. During this period, the Ordinary Shares will continue to trade on Nasdaq. Nasdaq will deem the Company to have regained compliance with the Minimum Price

Requirement if at any time during this compliance period the Company’s Ordinary Shares maintain a minimum closing bid price of at least $1.00 per share for a minimum of ten consecutive business days.
In the event the Company does not regain compliance with the Minimum Price Requirement by September 8, 2025, the Company will receive written notification from Nasdaq that the Company’s Ordinary Shares are subject to delisting. The Company is reviewing its options for regaining compliance with the Minimum Price Requirement. There can be no assurance that the Company will be able to regain compliance with the Minimum Price Requirement in a timely fashion, in which case its securities may be delisted from Nasdaq.
About Vast
Vast is a renewable energy company that has CSP systems to generate, store, and dispatch carbon-free, utility-scale electricity, industrial heat, and to enable the production of green fuels. Vast’s CSP v3.0 approach to CSP utilizes a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.
On December 19, 2023, Vast listed on the Nasdaq under the ticker symbol “VSTE”, while remaining headquartered in Australia.
Visit www.vast.energy for more information.
Forward Looking Statements
The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding VS1, Vast's future financial performance, Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, capital expenditures, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "project," "should," "will," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; Vast's ability to obtain financing on commercially acceptable terms or at all; Vast’s ability to manage growth; Vast's ability to estimate project costs and to execute its business plan, including the completion of the Port Augusta project (including VS1), at all or in a timely manner; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast; changes in applicable laws or regulations and general economic and market conditions impacting project costs and/or demand for Vast's products and services. Additional risks are set forth in the section titled "Risk Factors" in the Annual Report on Form 20-F for the year ended June 30, 2024, dated September 9, 2024, as amended on November 7, 2024, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast's expectations can be found in Vast's periodic filings with the SEC. Vast's SEC filings are available publicly on the SEC's website at www.sec.gov
Contacts
For Investors:
Caldwell Bailey
ICR, Inc.
VastIR@icrinc.com
For US media:
Matt Dallas
ICR, Inc.
VastPR@icrinc.com
For Australian media:
Nick Albrow
Wilkinson Butler
nick@wilkinsonbutler.com